Exhibit 99.2
                                                           Grant Thornton [LOGO]

Accountants and Business Advisors


             REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
            MANAGEMENT'S ASSERTION ON COMPLIANCE WITH CERTAIN OF THE
          MINIMUM SERVICING STANDARDS SET FORTH IN THE UNIFORM SINGLE
                    ATTESTATION PROGRAM FOR MORTGAGE BANKERS

Board of Directors
Accredited Home Lenders Holding Company

We have examined management's assertion about Accredited Home Lenders Holding Company and its subsidiaries' ("the Company") compliance with certain of the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") as of and for the year ended December 31, 2005, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with certain of the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that Accredited Home Lenders Holding Company and its subsidiaries complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2005, is fairly stated, in all material aspects.


/s/ Grant Thornton LLP

Irvine, California
March 10, 2006


18400 Von Karman Avenue
Suite 700
Irvine, CA 92612-0513
T  949.553.1600
F  949.553.0168
W  www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

   [LOGO]
 ACCREDITED(SM)
HOME LENDERS

March 15, 2006

Management's Assertion

As of and for the year ended December 31, 2005, Accredited Home Lenders, Inc. (the "Company"), has complied, in all material respects, with the Company's established minimum servicing standards for residential mortgage loans originated or acquired subsequent to November 1, 2000, as set forth in Appendix I (the "Standards"). The Standards are based on the Mortgage Banker's Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond in the amount of at least $10 million and an errors and omissions policy in the amount of $10 million.


/s/ James A. Konrath
--------------------------------
James A. Konrath
Chief Executive Officer


/s/ Jeffrey Crawford
--------------------------------
Jeffrey Crawford
Director of Operations


/s/ John Buchanan
--------------------------------
John Buchanan
Chief Financial Officer


/s/ Michael Bojorquez
--------------------------------
Michael Bojorquez
Controller


National Headquarters
15090 Avenue of Science
San Diego, CA 92128
T 800.690.6000  F 858.676.2170
www.accredhome.com

                                                                      APPENDIX I

                           MINIMUM SERVICING STANDARDS
          AS SET FORTH IN THE MORTGAGE BANKERS ASSOCIATION OF AMERICA'S
             UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS

I.    CUSTODIAL BANK ACCOUNTS

      1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:

            o     Be mathematically accurate;

            o Be prepared within forty-five (45) calendar days after the cutoff date;

            o Be reviewed and approved by someone other than the person who prepared the reconciliation; and

            o Document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

      2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

      3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

      4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II.   MORTGAGE PAYMENTS

      1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

      2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

      3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

      4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.

III.  DISBURSEMENTS

      1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

      2. Disbursements made on behalf of a mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.

      3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

      4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

      5. Amounts remitted to investors per the servicer's investor reports shall agree with canceled checks, or other form of payment, or custodial bank statements.

      6. Unused checks shall be safeguarded so as to prevent unauthorized access.

IV.   INVESTOR ACCOUNTING AND REPORTING

      1. The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V.    MORTGAGOR LOAN ACCOUNTING

      1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

      2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

      3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.

      4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VI.   DELINQUENCIES

      1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

VII.  INSURANCE POLICIES

      1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.

                                      -3-